Exhibit 21.1

ON24, Inc. Subsidiaries

Entity Name	Country
ON24 AUSTRALIA PTY LTD	Australia
ON24 Japan GK	Japan
ON24 PTE. LTD.	Singapore
ON24 LIMITED	United Kingdom
ON24 Germany GmbH	Germany